Golden Queen Mining Co. Ltd.
6411 Imperial Avenue
Vancouver, BC V7W 2J5

March 7, 2013

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, DC 20549

Attention:	Tia L. Jenkins

Dear Madame:

Re:	Form 10-K for Fiscal Year Ended December 31, 2011
Form 10-Q for Fiscal Quarter Ended September 30, 2012
File No. 000-21777

This letter is in response to the SEC comment letter dated February 20, 2013. The paragraph numbering of the below responses corresponds to the numbering in the SEC comment letter.

1.	The cover letter and draft page revisions in response to comments number 4 and 10 of your letter dated December 18, 2012 have been filed on EDGAR.

2.	We will add narration in our MD&A outlining the change in the nature of the mineral property rights expenditures pre and post permit. The draft disclosure is as follows:

In July 2012, the Company received notice that it had met all remaining major conditions of the conditional use permits for the Company’s Soledad Mountain Project. As a result, Management made the decision to begin capitalizing all development expenditures related to Soledad Mountain Project while all other expenses not related to the development of the project continue to be expensed as incurred. Refer also to Note 7 Mineral Properties of the Interim Consolidated Financial Statements for a more detailed discussion. Prior to July 2012, there was uncertainty with respect to whether or not the Company would receive the conditional use permits for the Soledad Mountain Project so that the project may move into the development phase. As a result, all amounts expended on mineral property rights were impaired in the period in which they were incurred.

3.

BDO Canada has confirmed that they will assume responsibility for the cumulative column from November 21, 1985 (inception) to date in its report. We will amend our filing to include the revised audit report, and other changes in response to your comments.

4.

The details requested on this point are outlined in the Company’s accounting policy on mineral properties at the beginning of the Notes to Consolidated Financial Statements. Therefore we feel adding the requested information in Note 3 of the financial statements would be repeating the Company’s accounting policy. We propose instead to enhance the accounting policy note to read as follows:

Mineral Properties Costs related to the development of our mineral reserves are capitalized when it has been determined an ore body can be economically developed. The development stage begins when an ore body is determined to be economically recoverable based on proven and probable reserves and appropriate permits are in place, and ends when the production stage or exploitation of reserves begins. Major mine development expenditures are capitalized, including primary development costs such as costs of building access ways, heap leach pads, ramps and infrastructure developments.

Costs for exploration, pre-development, if and when applicable, and maintenance and repairs on capitalized property, plant and equipment are charged to operations as incurred. Exploration costs include those relating to activities carried out (a) in search of previously unidentified mineral deposits, or (b) at undeveloped concessions. Pre-development activities involve costs incurred in the exploration stage that may ultimately benefit production that are expensed due to the lack of evidence of economic development, which is necessary to demonstrate future recoverability of these expenses. Secondary development costs are incurred for preparation of an ore body for production in a specific ore block, stope or work area, providing a relatively short-lived benefit only to the mine area they relate to, and not to the ore body as a whole.

Drilling and related costs are either classified as exploration or secondary development, as defined above, and charged to operations as incurred, or capitalized, based on the following criteria:

  Whether the costs are incurred to further define mineralization at and adjacent to existing reserve areas or intended to assist with mine planning within a reserve area;

  Whether the drilling costs relate to an ore body that has been determined to be commercially mineable, and a decision has been made to put the ore body into commercial production; and

  Whether, at the time that the cost is incurred, the expenditure: (a) embodies a probable future benefit that involves a capacity, singly or in combination, with other assets to contribute directly or indirectly to future net cash inflows, (b) we can obtain the benefit and control others’ access to it, and (c) the transaction or event giving rise to our right to or control of the benefit has already occurred.

If all of these criteria are met, drilling and related costs are capitalized. Drilling costs not meeting all of these criteria are expensed as incurred. The following factors are considered in determining whether or not the criteria listed above have been met, and capitalization of drilling costs is appropriate:

  Completion of a favourable economic study and mine plan for the ore body targeted;

  Authorization of development of the ore body by management and/or the Board of Directors; and

  All permitting and/or contractual requirements necessary for us to have the right to or control of the future benefit from the targeted ore body have been met.

Once production has commenced, capitalized costs will be depleted using the units-of-production method over the estimated life of the proven and probable reserves. If mineral properties are subsequently abandoned or impaired, any capitalized costs will be charged to the Consolidated Statements of Loss and Comprehensive Loss in that period.

We assess the carrying cost of our mineral properties for impairment whenever information or circumstances indicate the potential for impairment. Such evaluations compare estimated future net cash flows with our carrying costs and future obligations on an undiscounted basis. If it is determined that the future undiscounted cash flows are less than the carrying value of the property, a write down to the estimated fair value is charged to the Consolidated Statements of Loss and Comprehensive Loss for the period. Where estimates of future net cash flows are not available and where other conditions suggest impairment, management assesses if the carrying value can be recovered.

Proceeds received under option agreements and/or earn-in agreements are recorded as a cost recovery against the carrying value of the underlying project until the carrying value is reduced to zero. Any proceeds received in excess of the carrying value of the project are recorded as a realized gain in the Consolidated Statements of Loss and Comprehensive Loss.

5.

In response to comment 5, the Company confirms that in future filings it will remove the table with historical gross expenditures at their historical cost and will present the net amount as our new cost basis. The draft of the proposed disclosure is as follows:

3. Mineral Properties

In July 2012, the Company received notice that it had met all the remaining major conditions of the conditional use permits for development of the Property. As a result, Management made the decision to begin capitalizing all development expenditures directly related to the Property. Prior to July 2012, all acquisition costs were written off due to uncertainties around obtaining the necessary permits. Development expenditures for the year ended December 31, 2011 and nine month period ended September 30, 2012 is as follows:

Balance, December 31, 2010 and 2011	$-
Acquisition costs:
Mineral properties	25,990
Deferred costs:
Asset retirement obligation	8,416
Property rent payments (Note 7)	13,000
Engineering/consulting (Note 8)	354,780
Geology/drilling	26,029
Permitting/environmental	89,124
Site maintenance	35,377
Other direct costs	74,148
Balance, September 30, 2012	$626,864

6.

The Company confirms that in future filings it will make clear the final balance of capitalized mineral rights and development expenditures as of the balance sheet date on a separate and stand alone basis, including any new cost basis as the result of impairments. The draft disclosure is provided in our response to point 5 above.

7.

The Company (i) hereby confirms that the Company has not been capitalizing any exploration costs or other costs that do not result in future benefit related to the Soledad Mountain Project; and (ii) has modified its disclosure to make clear that not all costs related to this project are being capitalized, and that only costs directly related to the development of the proven and probable reserves are being capitalized. The draft of the modified disclosure is provided in our above responses to comment numbers 2, 4 and 5.

We trust the foregoing is satisfactory.

GOLDEN QUEEN MINING CO. LTD.

Per:	/s/ Lutz Klingmann
Lutz Klingmann, President